FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 12
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)
Date of end of last fiscal year: March 31, 2008
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M. Robert Keating
Délégation générale du Québec
One Rockefeller Plaza, 26th Floor
New York, N.Y. 10020-2102
Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada
* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2008 (the “Annual Report”) as follows:
The following additional exhibits are hereby added to the Annual Report:
Exhibits:
(99.13) Excerpt from Section B of “2009-2010 Budget — Budget Plan”, March 19, 2009:
•	Detailed economic outlook for Québec (table B.3);

•	Canadian financial markets (table B.5).
(99.14) Section C from “2009-2010 Budget — Budget Plan”, March 19, 2009:
•	The economic slowdown: major repercussions on public finances;

•	Updating of the financial framework;

•	Non-budgetary transactions;

•	Consolidated net financial requirements;

•	Appendix 1: Investments of $50.6 billion in the Québec Infrastructures Plan;

•	Appendix 2 : Investment projects by government enterprises.
(99.15) Section D from “2009-2010 Budget — Budget Plan”, March 19, 2009:
•	Debt;

•	Financing;

•	Debt management;

•	Credit ratings;

•	Additional information.
(99.16) Excerpts from “2009-2010 Budget — Budget Speech”, March 19, 2009:
•	Summary of consolidated budgetary transactions 2008-2009 fiscal year;

•	Summary of consolidated budgetary transactions 2009-2010 forecast;

•	Budgetary revenue of the Consolidated Revenue Fund 2009-2010 forecast;

•	Budgetary expenditure of the Consolidated Revenue Fund 2009-2010 forecast;

•	Consolidated non-budgetary transactions 2009-2010 forecast;

•	Consolidated financing transactions 2009-2010 forecast.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 12 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ BERNARD TURGEON
	Name:	Bernard Turgeon
	Title:	Associate Deputy Minister
Date: March 25, 2009